June 6, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Holt and Pam Long

Re:	International Star, Inc.
Amendment No. 2 to Draft Offering Statement on Form 1-A
Submitted July 6, 2023
CIK No. 0001100788

Dear Benjamin Holt and Pam Long,

We acknowledge receipt of the comments in your letter dated July 25, 2023, regarding the Offering Statement of International Star, Inc. (the “Company”), which we have set out below, together with our responses. Concurrently with this letter, we are submitting an amendment to the draft offering statement. If not defined in this letter, all defined terms are as defined in the Offering Statement.

Amendment No. 2 to Draft Offering Statement on Form 1-A submitted July 6, 2023

Plan of Distribution, page 16

1.	We note your disclosure that you reserve the right to temporarily suspend this offering and offering circular during the offering period. Please tell us how this is consistent with the offering condition of Rule 251(d)(3)(i)(F) of Regulation A that securities be offered on a continuous basis. Please revise or advise as appropriate. Refer to Rule 251(d)(3)(i)(F).

Response:

Please see revised “PLAN OF DISTRIBUTION” section of the Offering Statement on page 16, where we removed references to reserving the right to temporarily suspend the offering.

Thank you for your continued review of the Offering Statement. Please let us know if you have any further comments.

Sincerely,

By:/s/ Todd Masse
Name: Todd Masse
Title: Chief Executive Officer